SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35042

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Nielsen Company 401(k) Savings Plan

Plan Number: 002

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nielsen Holdings plc

85 Broad Street

New York, New York 10004

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-17

SUPPLEMENTAL SCHEDULE:

Schedule H Part IV Line (i) of IRS Form 5500—Schedule of Assets (Held at End of Year) December 31, 2016	18

SIGNATURES	19

EXHIBITS

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Administrative Committee of

TNC US Holdings, Inc.

We have audited the accompanying statements of net assets available for benefits of The Nielsen Company 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2016 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mazars USA LLP (formerly WeiserMazars LLP)

New York, NY

June 22, 2017

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets
Investments at fair value:
Cash	$28,344,200	$23,812,042
Nielsen stock fund	7,634,401	6,310,513
Registered investment companies	247,259,662	243,178,646
Common/collective trusts	1,046,615,018	970,915,314

Total investments	1,329,853,281	1,244,216,515

Receivables:
Notes receivable from participants	16,318,680	16,574,222
Due from The Nielsen Company Savings Plan	—	1,198
Employee contributions receivable	1,459,039	1,098,158
Employer matching contributions receivable	428,672	328,192

	18,206,391	18,001,770

Net assets available for benefits	$1,348,059,672	$1,262,218,285

The accompanying notes are an integral part of these financial statements

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2016 and 2015

	2016	2015
Additions to net assets attributed to
Contributions:
Participants’ compensation reduction	$69,450,981	$64,565,904
Employer matching and discretionary	21,324,828	19,924,979
Participants’ rollover accounts	5,597,261	8,144,575

Total contributions	96,373,070	92,635,458

Investment income:
Net appreciation/(depreciation) in fair value of investments	96,308,524	(7,698,781)
Interest and dividends on investments	10,420,647	12,779,198

Net investment income	106,729,171	5,080,417

Interest income on notes receivable from participants	701,925	667,514

Total additions	203,804,166	98,383,389

Deductions from net assets attributed to
Plan distributions to terminated or retired plan participants and to authorized rollover accounts	107,749,599	123,204,822
Administrative fees and expenses, net of revenue credits of $0 in 2016 and $348,944 in 2015	621,998	60,677

Total deductions	108,371,597	123,265,499

Increase/(decrease) in net assets available for benefits	95,432,569	(24,882,110)
Transfers of assets (out of) into the Plan, net	(9,591,182)	38,238,022

Net assets available for benefits
Beginning of the year	1,262,218,285	1,248,862,373

End of the year	$1,348,059,672	$1,262,218,285

The accompanying notes are an integral part of these financial statements

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

1.	Plan Description

The following description of The Nielsen Company 401(k) Savings Plan (the “Plan”) provides only general information. A more complete description of the Plan, including eligibility requirements and vesting provisions, is contained in the Plan document.

General

The Plan is a retirement savings plan which covers all eligible salaried employees of TNC US Holdings, Inc. and its subsidiaries and affiliates that have been designated to participate in the Plan (collectively, the “Company” or “Nielsen”). The Plan provides deferred compensation benefits and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was originally established on January 1, 1988 and has been amended and restated to conform the Plan’s provisions to those required by subsequent revisions to ERISA statutes and to the provisions of the plans for other Nielsen subsidiaries, which were merged into the Plan.

The Company was also the sponsor of The Nielsen Company Savings Plan (the “Savings Plan”), a defined contribution plan established for hourly employees. Except for employees of joint ventures, when a participant’s employment status changed from salaried to hourly, such participant remained in the Plan for the balance of the Plan year. If the participant’s status did not change again before the end of the Plan year, the participant’s participation in the Plan ended and participant began in the Savings Plan on the first of January immediately following the change in status (see Note 9). Employees of joint ventures remained in the Plan even when such participant’s employment status changed from salaried to hourly. On December 9, 2015, the board of directors of the Company authorized the transfer of the Savings Plan’s assets effective December 29, 2015. Effective December 29, 2015, the Savings Plan assets were transferred and merged into the Plan (see Note 9). The participants of the Savings Plan were credited with their prior service in the Plan for vesting and eligibility purposes. There were no changes to the main provisions of the Plan including eligibility and vesting.

Effective October 8, 2014, employees of Affinnova, Inc. (“Affinnova”) which was acquired by the Company were eligible to participate in the Plan. The assets of participants who were employees of Affinnova were transferred into the Plan (see Note 9) effective March 30, 2015, when the Affinnova defined contribution plan was merged with the Plan. The Affinnova employees were credited with their prior service in the Plan for vesting and eligibility purposes.

Effective December 31, 2015, employees of National Research Group (“NRG”) which was divested by the Company were no longer eligible to participate in the Plan. The assets of participants who were employees of NRG were transferred out of the Plan (see Note 9) effective March 25, 2016.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

Fidelity Management Trust Company (the “Trustee”) manages several separate investment funds (the “Trust”) on behalf of the Plan. The Trustee has been granted custodial authority over the Trust. The Retirement Plan Administrative Committee is responsible for the administration of the Plan. Each participant’s account is invested in the investment funds in the proportion directed by the participant for both employer and employee contributions.

Eligibility

As described in the Plan document, full-time salaried employees can participate in the Plan on the date of their employment. Part-time employees are eligible to participate upon completion of one year of service in which the employee earns at least 1,000 hours. A part-time employee who fails to earn 1,000 hours during the first 12 months of employment will become eligible to participate on January 1 following the first calendar year in which an employee works 1,000 hours.

Contributions

The Plan provides for contributions made by eligible employees and by the Company. The Plan allows for the following types of contributions:

•	Compensation reduction (before tax and after tax)

•	Catch-up contributions

•	Rollover contributions

•	Roth contributions (after tax)

•	Employer matching contributions

•	Employer discretionary contributions

•	Employer profit sharing contributions

•	Qualified employer profit sharing contributions

The compensation reduction contribution is a contribution of 1% to 50% of an employee’s eligible compensation, subject to certain IRS limitations made to a participant’s account through payroll withholdings as elected by the employee. Employee contributions may be further limited as a result of various tests, required under ERISA, including those related to highly compensated employees. The maximum dollar limit for the compensation reduction contribution was $18,000 for each of the years ended December 31, 2016 and 2015, respectively.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

Participants who are at least 50 years of age are eligible to make a catch-up contribution if the participant contributes at least 6% of eligible compensation and the statutory maximum before tax compensation reduction contribution. Catch-up contributions are limited by statute to $6,000 for 2016 and 2015, respectively. Employees may also make rollover contributions of vested benefits from other defined contribution plans.

The employer matching contributions are equal to 50% of a participant’s before tax compensation reduction contribution, up to a maximum of 6% of the participant’s eligible compensation.

The employer profit sharing contribution is a discretionary contribution made by the Company and allocated to all employees regardless of whether the employee elected to make voluntary compensation reduction contributions to the Plan. These contributions are allocated to each employee’s account in the same proportion that each employee’s eligible compensation, as limited by the Internal Revenue Code ($265,000 for both 2016 and 2015) bears to the total compensation of all employees who qualify. The Trustee opened eligible accounts for those qualifying employees who have elected not to make voluntary compensation reduction contributions to the Plan. An employee who is not a participant becomes partially or fully vested in his account in the same manner as in the vesting requirements described in Note 1. The Company did not make any employer profit sharing contribution in 2016 or 2015.

The qualified employer profit sharing contribution is a discretionary contribution made by the Company and allocated to all non-highly compensated employees regardless of whether or not the non-highly compensated employee elected to make voluntary compensation reduction contributions to the Plan. These contributions are allocated to each non-highly compensated employee’s account in the same proportion that each non-highly compensated employee’s eligible compensation bears to the total eligible compensation of all non-highly compensated employees who qualify. The Trustee opened accounts for those non-highly compensated employees who have elected not to make voluntary compensation reduction contributions to the Plan. A non-highly compensated employee who is not a participant becomes fully vested in his account in the same manner as in the vesting requirements documented in Note 1. No qualified employer profit sharing contribution was made in 2016 or 2015.

Participant Accounts

Each participant’s account is credited with the participant’s compensation reduction contribution, catch-up contribution, Roth contribution, rollover contribution, employer matching contribution, employer discretionary contribution, an allocation of both employer profit sharing contribution and qualified employer profit sharing contribution, and Plan earnings, as defined in the Plan. The benefit to which a participant is entitled is that attributable to his or her vested balance.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

Vesting

A participant is entitled to a 100% non-forfeitable interest in the value of his account attributable to compensation reduction contributions, catch-up contributions, rollovers, and qualified employer profit sharing contributions at all times, along with Plan earnings thereon.

Effective March 31, 2015, a participant becomes fully vested in his account attributable to employer matching contributions, employer discretionary contributions, and employer profit sharing contributions, as follows:

Years of Service	Vesting Percentages
1	0%
2	100%

Prior to March 31, 2015, a participant became fully vested in his account attributable to employer matching contributions, employer discretionary contributions, and employer profit sharing contributions after three years of service.

Retirement

The normal retirement date is defined as the anniversary date nearest to the date the participant attains age 65. Early retirement is available at age 55. If a participant retires prior to the normal retirement date and has a vested account balance of greater than $5,000, the participant must submit a request in writing in order to receive a distribution prior to the normal retirement age.

Distribution of Benefits

Upon separation from service, a participant can request a withdrawal of the vested portion of the amount credited to his or her account. In the case of death or disability while employed, the participant is deemed to be 100% vested. If the participant is married, his or her spouse will automatically become the beneficiary, unless otherwise indicated by the participant. If the participant is single, his or her estate will automatically become the beneficiary, unless otherwise indicated by the participant. A lump sum distribution is the sole distribution option available under the Plan, except for certain grandfathered plan provisions from former plans related to Company acquisitions.

A participant who terminates employment with a vested balance greater than $5,000 may elect to receive a deferred lump sum distribution. As required by statute, no election may be made by a participant to postpone distribution beyond April 1st of the year following the year a participant reaches age 70- 1⁄2.

If a participant terminates employment with a vested balance greater than $1,000 but less than $5,000, the participant may elect to receive a lump sum distribution or roll the distribution to a qualifying retirement account. However, if the participant fails to make an affirmative election, the participant’s vested balance will automatically roll over to an individual retirement account.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

If a participant terminates employment with a vested balance of $1,000 or less, an automatic lump sum distribution will be made without the participant’s consent. However, the participant may elect to roll over the distribution to another qualifying retirement account.

Withdrawals

A withdrawal cannot be made from the pre-tax compensation reduction contribution account, the catch-up contribution account, the employer matching contribution account, the employer discretionary contribution account, the employer profit sharing contribution account, or the qualified employer profit sharing contribution account by a participant or beneficiary prior to separation from service, death, disability, attainment of age 59- 1⁄2, termination of the plan without establishment of a successor plan or due to financial hardship. No withdrawal can be in excess of the employee and vested employer contributions in these accounts. Hardship withdrawals are subject to the approval of the Company. Partial or total withdrawals from employee rollover and after tax contribution accounts can be made at any time.

Forfeitures

Forfeitures apply to employer matching contribution accounts, employer discretionary contribution accounts, employer profit sharing contribution accounts and qualified employer profit sharing contributions accounts. All forfeitures can be utilized to reduce the employer matching, discretionary and profit sharing contribution, to defray the expenses of the Plan, or to make Plan corrections. Total forfeitures of $756,494 and $900,528 were used to reduce employer matching contributions for 2016 and 2015, respectively. At December 31, 2016 and 2015, the Plan’s forfeiture account balance was $130,427 and $261,687, respectively, which amounts were included in the statements of net assets available for benefits.

Rollovers

A participant may rollover all or part of his or her interest in another qualified 401(k) subject to the approval of the Trustee as the Plan’s representative. The participant will be 100% vested in this account and the rollover account will not be subject to forfeiture for any reason.

Notes Receivable from Participants

A participant may request a loan of up to 50% of his or her vested account balance, not to exceed $50,000. The note receivable shall bear interest at one percent (1%) over the prime rate as calculated by Reuters on the last business day of the month immediately preceding the date the loan is granted. The interest rate at the inception of the loan shall remain in effect for the duration of the loan. Interest on participant loans ranged from 3.25% to 9.5% at December 31, 2016 and 2015.

Loans are repayable over a period not to exceed 60 months, except for mortgage loans for a primary residence, which may be for a period not to exceed the lesser of the remaining years to retirement or 30 years. Loans are collateralized by the participant’s vested account balance. Repayments of principal and interest are made through equal monthly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements were prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s investment assets as of December 31, 2015 consisted of an interest in a master trust, which is stated at fair value. The use of a master trust was discontinued after the Savings Plan assets were transferred and merged into the Plan (see Note 5). See Note 6 for discussion of fair value measurements.

Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

During 2016, the Plan adopted Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient). ASU No. 2015-12 has three parts. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts; Part II eliminates the requirement that plans disclose: (a) individual investments that represent 5 percent or more of net assets available for benefits; and (b) the net appreciation or depreciation for investments by general type requirements for both participant-directed investments and nonparticipant-directed investments. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. Parts I and II were applied retrospectively to all periods presented. Part III is not applicable to the Plan.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

During 2016, the Plan also adopted FASB’s ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 removes the requirement to include all investments in the fair value hierarchy for which the fair value is measured at net asset value per share using the practical expedient, under Fair Value Measurements and Disclosures (Topic 820). The Plan applied this guidance retrospectively to all periods presented.

Risks and Uncertainties

The Plan’s investments are concentrated in funds that invest in marketable securities. Such securities are subject to various risks that determine the value of the fund. Due to the level of risk associated with certain equity securities and the level of uncertainty related to changes in the value of these securities, it is at least reasonably possible that changes in market conditions in the near term could materially affect participants’ account balances and the value of investments reported in the financial statements.

Payment of Benefits

Benefits are recorded when paid.

Administrative Fees and Expenses

Administrative fees and expenses are reflected net of Trustee fund revenue credits (see Note 8). Expenses of administering the Plan may be paid from either Plan forfeitures, Trustee fund revenue credits or by the Company. Beginning with the first quarter of 2016, participants were charged a quarterly flat fee of $12.25 per participant account for administration of the Plan. All expenses for the plan year ended December 31, 2015 were paid by the Trustee fund revenue credits or by the Company except for loan administrative expenses and short-term trading fees which were paid from the individual’s Plan participant accounts. Starting in March 2015, the Plan divested its investments with revenue sharing credits; thereafter, the administrative fees and expenses were paid for by the Company.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

3.	Investments

The following is a summary of the investment information regarding the Plan as of December 31, 2016 and 2015, and for the years then ended, included in the Plan’s financial statements and supplemental schedule.

The investments and the investment results as of December 31, 2016 and 2015 and for the years then ended were:

	2016	2015
The Nielsen Company Master Trust	$—	$1,244,217,713
The Nielsen Company 401(k) Plan	1,329,853,281	—

	2016	2015
Total net appreciation/ (depreciation) in fair value of investments	$96,308,524	$(7,698,781)

Interest and dividend income	$10,420,647	$12,779,198

4.	Fully Benefit-Responsive Investment Contracts

During 2016 and 2015, common/collective trusts, which invest in fully benefit-responsive contracts, include Fidelity’s Managed Income Portfolio I Fund and Managed Income Portfolio II Fund that invests in fixed-income securities or bond funds and enters into wrap contracts issued by third parties, and invests in cash equivalents represented by shares in money market funds. The Managed Income Portfolio I Fund was discontinued in 2016. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investments at contract value.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. These events include premature termination of the contracts by the plan, layoffs, plan termination, bankruptcy, mergers and early retirement incentives. The Plan administrator does not believe that the occurrence of any of these events, which would also limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

5.	The Nielsen Company Master Trust

On January 1, 2006, the Company established The Nielsen Company Master Trust (“Master Trust”) in order to hold and invest the assets of the Plan and the Savings Plan. The undivided interest of the Plan was adjusted (i) for the entire amount of every contribution received on behalf of the Plan, every benefit payment or other expense attributable solely to the Plan, and every other transaction relating only to the Plan; and (ii) for every item of collected or accrued income, gain or loss, and general expense attributable to the Plan only.

Effective December 29, 2015, the Master Trust was terminated and all assets from the Savings Plan were merged with the assets into the Plan.

Net assets of the Master Trust were as follows as of December 31, 2015:

2015
Assets
Cash, interest-bearing	$23,813,240
Nielsen stock fund	6,310,513
Registered investment companies	243,178,646
Common/collective trusts	970,915,314

Net assets	$1,244,217,713

Investment results of the Master Trust were as follows for the year ended December 31, 2015:

Total net (depreciation) in fair value of investments	$(6,630,326)
Interest and dividends	13,067,569
Administrative expenses	(66,217)
Net transfers into the Master Trust	(24,572,546)

(Decrease) in net assets of the Master Trust	$(18,201,520)

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

The participating plans’ percentage interests in the net assets of the Master Trust as of December 31, 2015 are as follows:

	2015
	Amount	Percent
The Nielsen Company 401(k) Savings Plan	$1,244,216,515	100.0%
The Nielsen Company Savings Plan	1,198	—

	$1,244,217,713	100.0%

6.	Fair Value Measurements

The Master Trust complies with the accounting standard which defines fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the input levels to measure fair value and expands financial statement disclosures. The three input levels of the fair value hierarchy are described as follows:

•	Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets.

•	Level 2 – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; model derived valuations whose inputs are observable.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

•	Cash, interest-bearing: Valued at cost plus accrued interest which approximates fair value.

•	Nielsen stock fund: Valued at the unadjusted quoted market price of Nielsen Holdings plc at the daily close of the New York Stock Exchange.

•	Registered investment companies: Valued at quoted prices in active markets based on net asset value of shares determined by the underlying securities held by the Plan and Master Trust at 2016 and 2015 yearend, respectively.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

•	Common/collective trusts: Valued at net asset value of the shares determined by the underlying securities held by the Plan and Master Trust at 2016 and 2015 year-end, respectively. The net asset value, as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Assets of the Plan at fair value measured on a recurring basis as of December 31, 2016 are as follows:

	Level 1	Level 2	Total
Cash, interest bearing	$28,344,200	$—	$28,344,200
Nielsen stock fund	7,634,401	—	7,634,401
Registered investment companies
Fixed income	35,080,645	—	35,080,645
Balanced funds	—	—	—
U.S. large cap equity funds	—	—	—
U.S. mid cap equity funds	—	—	—
U.S. small cap equity funds	133,000,660	—	133,000,660
International equity funds	79,178,357	—	79,178,357

Total investments in fair value hierarchy	283,238,263	—	283,238,263
Common/collective trusts (a)	—	—	1,046,615,018

Total assets measured at fair value	$283,238,263	$—	$1,329,853,281

Assets of the Master Trust at fair value measured on a recurring basis as of December 31, 2015 are as follows:

	Level 1	Level 2	Total
Cash, interest bearing	$23,812,042	$—	$23,812,042
Nielsen stock fund	6,310,513	—	6,310,513
Registered investment companies
Fixed income	29,817,846	—	29,817,846
Balanced funds	—	—	—
U.S. large cap equity funds	—	—	—
U.S. mid cap equity funds	127,294,638	—	127,294,638
U.S. small cap equity funds	—	—	—
International equity funds	86,066,162	—	86,066,162

Total investments in fair value hierarchy	273,301,201		273,301,201
Common/collective trusts (a)	—		970,915,314

Total assets measured at fair value	$273,301,201		$1,244,216,515

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient to fair value have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

The following summarizes the Plan’s investments measured at net asset value per share as a practical expedient to fair value as of December 31, 2016:

December 31, 2016	Fair Value	Unfunded commitment	Redemption Frequency	Redemption Notice Period
Fidelity Managed Income Portfolio II	$95,596,281	n/a	Daily	None for participants; 12 months for plan sponsor
Fidelity US Equity Index Commingled Pool	$438,934,530	n/a	Daily	None
Fidelity Low Priced Stock Fund	$57,169,407	n/a	Daily	90 days for participants and plan sponsors
Vanguard Target Retirement Funds	$398,532,230	n/a	Daily	None
FIAM Core Plus Commingled Pool	$56,382,570	n/a	Daily	None for participants; 15 business day notice for plan sponsor

The following summarizes the Master Trust’s investments measured at net asset value per share as a practical expedient to fair value as of December 31, 2015:

December 31, 2015	Fair Value	Unfunded commitment	Redemption Frequency	Redemption Notice Period
Fidelity Managed Income Portfolio II	$98,001,013	n/a	Daily	None for participants; 12 months for plan sponsor
Fidelity US Equity Index Commingled Pool	$426,546,222	n/a	Daily	None
Fidelity Low Priced Stock Fund	$59,599,950	n/a	Daily	90 days for participants and plan sponsors
Vanguard Target Retirement Funds	$330,484,017	n/a	Daily	None
Pyramis Core Plus Commingled Pool*	$56,284,111	n/a	Daily	None for participants; 15 business day notice for plan sponsor

*	As of February 12, 2016, this fund changed its name to FIAM Core Plus Commingled Pool.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

7.	Tax Status

The Plan obtained its latest determination letter dated February 13, 2014, in which the Internal Revenue Service (the “IRS”) stated that the Plan, as then designed through December 16, 2012, was in compliance with the applicable requirements of the Internal Revenue Code. Certain amendments were made from 2012 through 2016; however, the plan administrator believes that the plan sponsor has operated the Plan in a manner that does not jeopardize its tax status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain position taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s management believes they are no longer subject to income tax examinations for years prior to 2013.

8.	Related Party Transactions

Participants are allowed to invest up to a maximum of 25% of their Plan contributions in the Nielsen Stock Fund, an investment fund that exclusively invests in the common stock of Nielsen Holdings plc, the ultimate parent of the Company. As of December 31, 2016 and 2015, the Plan held 181,988 and 135,419 shares of the Nielsen Stock Fund, respectively. The Plan recorded a realized gain of $224,829 and an unrealized depreciation in fair value of $1,209,208; and a realized gain of $133,714 and an unrealized appreciation in fair value of $85,286 for the years ended December 31, 2016 and 2015, respectively, in connection with the investments in the Nielsen stock fund. These transactions qualify as party-in-interest transactions.

Certain Plan investments are managed by the Plan Trustee and, therefore, these transactions qualify as party-in-interest transactions. In 2015, the terms of the Trust Agreement between the Plan Trustee and the Company provided for a payment in arrears by the Trustee, of a quarterly revenue credit to the Plan. The terms of the Trust agreement provide for the revenue credit to be either applied and used to offset Plan expenses or at the option of the Company, the revenue credit may also be allocated to the participant accounts. For the year ended December 31, 2015, the Company elected to apply such credits to pay for and offset Plan expenses. Net trustee fees incurred by the Plan were $234,998 and $10,108 for the plan years ended December 31, 2016 and December 31, 2015, respectively.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

9.	Transfer of Assets

Transfers of net assets to the Plan during the years ended December 31, 2016 and 2015 were as follows:

	2016	2015
Transferred to/(from) the Plan from/to the Savings Plan	$—	$468,754
Transfers from plans merged into / (divested) during the year:
NRG	(9,591,182)	—
Savings Plan		30,045,987
Affinnova		7,723,333
Expo		(52)

	$(9,591,182)	$38,238,022

10.	Plan Termination

The Company reserves the right to alter, amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts. Presently, there is no intention on the part of the Company to terminate the Plan.

11.	Subsequent Events

The Company has evaluated subsequent events through June 22, 2017, the date the financial statements were available for issuance.

SUPPLEMENTAL SCHEDULE

The Nielsen Company 401(k) Savings Plan

Schedule H Part IV Line (i) of IRS Form 5500

Schedule of Assets (Held at End of Year)

December 31, 2016

EIN: 22-2145575

Plan #: 002

(a)	(b)	( c)	( e)
Party-in-interest to the Plan	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	General Investments
		Federal US Treasury Cash Reserve	$28,341,738

	Employer Related Investments
**	Nielsen	Nielsen Stock Fund	7,634,401
**	Nielsen	Stock Purchase Account	2,462

	Registered Investment Companies
	Vanguard	Vanguard Total International Stock Index Fund	15,155,593
	Vanguard	Vanguard Total Bond Market Index Fund	35,080,645
	American Funds	American Funds Europacific Growth Fund Class R6	64,022,764
*	Fidelity	Fidelity Extended Market Index Premium Class	133,000,660

	Common Collective Funds
	Vanguard	Vanguard Target Income Fund	8,534,149
	Vanguard	Vanguard Target 2010	5,293,388
	Vanguard	Vanguard Target 2015	11,736,755
	Vanguard	Vanguard Target 2020	48,273,956
	Vanguard	Vanguard Target 2025	50,112,178
	Vanguard	Vanguard Target 2030	71,645,226
	Vanguard	Vanguard Target 2035	51,875,224
	Vanguard	Vanguard Target 2040	61,449,391
	Vanguard	Vanguard Target 2045	40,115,866
	Vanguard	Vanguard Target 2050	40,506,220
	Vanguard	Vanguard Target 2055	6,158,371
	Vanguard	Vanguard Target 2060	2,831,506
*	Fidelity	Fidelity Low Priced Stock Commingled Pool	57,169,407
*	Fidelity	Fidelity US Equity Index Commingled Pool	438,934,530
*	Fidelity	FIAM Core Plus Commingled Pool Class K	56,382,570
*	Fidelity	Managed Income Portfolio II Class (1)	95,596,281
	Participant Loans	Interest rates at prime plus 1% (rates vary from 3.25%-9.5%) and loan duration varies from 12-60 months, except for mortgage loans which can have a maturity of up to 30 years	16,318,680

			$1,346,171,961

(1)	Presented at contract value
*	Certain investments are managed by Fidelity Management Trust Company, which is considered a party-in-interest to the Plan.
**	Investment in the common stock of Nielsen Holdings plc, the ultimate parent of the Company, which is considered a party-in-interest to the Plan.

Column (d) (cost) is not required for participant-directed accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned, hereunto duly authorized.

The Nielsen Company 401(k) Savings Plan

Date: June 22, 2017	By:	/s/ Brendon Perkins
Brendon Perkins
Vice President, Global Benefits and Mobility